RELIANCE GLOBAL GROUP, INC.

300 Blvd. of the Americas, Suite 105

Lakewood, New Jersey 08701

September 11, 2023

CORRESPONDENCE FILING VIA EDGAR

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Reliance Global Group, Inc.
Registration Statement Filed on Form S-1
File No. 333-271110

Ladies and Gentlemen:

On behalf of Reliance Global Group, Inc. (the “Company”), in accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 P.M. Eastern Time on Wednesday, September 13, 2023, or as soon thereafter as is practicable.

The Company acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Ezra Beyman
Ezra Beyman
Chief Executive Officer

cc:	Craig D. Linder, Esq./Anthony L.G., PLLC